SECOND AMENDED AND RESTATED

SERVICING AGREEMENT

THIS SECOND AMENDED AND RESTATED SERVICING AGREEMENT (the “Agreement”) is made as of this 2nd day of March, 2015, by and between Green Century Capital Management, Inc., a Massachusetts corporation (“Administrator”), and UMB Distribution Services, LLC, a Wisconsin limited liability company (“UMBDS”).

WHEREAS, the Administrator is the administrator for an open-end management investment company called Green Century Funds (the “Trust”), currently consisting of two portfolios called the Green Century Balanced Fund and the Green Century Equity Fund (individually referred to as a “Fund” and collectively as the “Funds”);

WHEREAS, UMBDS is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “1934 Act”), is a member of the Financial Industry Regulatory Authority (“FINRA”), and has been asked to serve as the distributor of the Trust; and

WHEREAS, UMBDS has agreed to provide certain distribution related services to the Funds pursuant to an Amended and Restated Distribution Agreement by and between UMBDS and the Trust (the “Distribution Agreement”) and certain other distribution related services, each in reliance on the terms specified herein; and

WHEREAS, the Administrator agrees to perform certain of UMBDS’ distribution related duties in reliance on and subject to the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Services.

(a) UMBDS has agreed to act as distributor for the Funds pursuant to the Distribution Agreement in reliance on the terms and conditions of this Agreement. The Administrator hereby agrees that it shall, on behalf of UMBDS, provide such distribution related services and incur such distribution related expenses as UMBDS and Administrator shall from time to time mutually agree, provided that such services and expenses shall at no time include those set forth as obligations of UMBDS in the second sentence of Section 2.1 of the Distribution Agreement. UMBDS agrees to assist Administrator by providing additional distribution related services as provided in paragraph (b) below.

(b) (i) UMBDS shall have as a registered representative such employees of or consultants to Administrator as the parties mutually shall agree (“Dual Representatives”). UMBDS may terminate the registration with UMBDS of any such Dual Representative with or without cause at any time, in its sole discretion. Each Dual Representative shall be subject to and shall comply fully with such operating and other policies and procedures as may be established from time to time by UMBDS and communicated to such Dual Representative (the “Procedures”) and all applicable laws, rules and regulations. In no event and under no circumstances shall any Dual Representative provide investment advice or make any recommendations about any investment including an investment in the Funds during the scope of such Dual Representative’s registration by UMBDS pursuant to this Agreement.

(ii) UMBDS may designate the principal office of Administrator as either a branch office or an office of supervisory jurisdiction of UMBDS.

(iii) UMBDS shall not offer, and Dual Representatives shall not be entitled to, any benefits otherwise available to employees of UMBDS and shall not be entitled to any compensation from UMBDS.

(c) The Administrator agrees that it will not use any advertising or sales material relating to the Funds unless and until such materials have been approved, filed and authorized for use by UMBDS.

2. Fees and Expenses.

(a) The Administrator hereby agrees to pay to UMBDS, in advance if requested by UMBDS, all distribution related expenses incurred by UMBDS and approved by Administrator or required by law, rule or regulation including, but not limited to, all FINRA filing fees and preparing, printing and distributing any documents or other literature used in connection with the offering of shares of the Funds. Payments by the Administrator shall be made within fifteen business days after receipt of an invoice from UMBDS in respect of such amount unless UMBDS has requested payment in advance. Nothing herein shall require UMBDS to finance any distribution activity unless approved in advance by UMBDS.

(b) UMBDS shall also receive fees from the Administrator for its registration of Dual Representatives, compliance review of marketing material and other services such fees as are set forth on Exhibit A hereto. Distributor shall also be reimbursed (or, if requested by Distributor, paid in advance), all of Distributor’s out of pocket expenses in connection with the licensing, supervision and training of the Dual Representatives, including without limitation, registration and licensing fees with FINRA and the states, and travel and related expenses such as airfare, meals, lodging and ground transportation. If a Dual Representative is licensed on other than the first or last day of a month the fee for that month will be prorated.

3. Indemnification.

(a) Administrator agrees to indemnify, defend and hold harmless UMBDS and UMB Fund Services, Inc., Inc., their past and present directors, members, officers, employees and other representatives (“UMBDS Affiliates”), to the extent not indemnified by the Trust, from and against any and all actions, suits, claims, demands, losses, expenses and liabilities whether with or without basis in fact or law (including attorneys fees and the costs of investigating or defending any alleged actions, suits, claims, demands, losses, expenses and liabilities) (“Losses”) of any and every nature which UMBDS or UMBDS Affiliates may sustain or incur or which may be asserted against UMBDS or UMBDS Affiliates by any person arising out of or in any way relating to (i) UMBDS’ serving as distributor of the Trust, (ii) the registration of, or any action taken or omitted to be taken by, any Dual Representative, or (iii) the actions or omissions of the Administrator or its agents or representatives with respect to the performance of services under this Agreement; provided, that this indemnification shall not apply to losses resulting from UMBDS’ willful misfeasance, bad faith or negligence or its failure to perform its obligations described in the second sentence of Section 2.1 of the Distribution Agreement, and further provided that prior to confessing any claim against it which may be the subject of this indemnification, UMBDS shall give the Administrator written notice of and reasonable opportunity to defend against said claim in its own name or the name of UMBDS.

(b) Administrator further agrees to indemnify, defend and hold harmless UMBDS and UMBDS Affiliates, to the extent not indemnified by the Trust, from and against any and all Losses of any and every nature which UMBDS or UMBDS Affiliates may sustain or incur or which may be asserted against UMBDS or UMBDS Affiliates by any person arising out of or resulting from the actions or omissions of UMBDS when acting in accordance with the instructions, directions or requests of officers or representatives of the Trust or the Administrator.

(c) UMBDS agrees to indemnify, defend and hold harmless the Administrator and the Trust, and their past and present directors, members, officers, employees and other representatives (each, a “Green Century Indemnified Party”), from and against any and all actions, suits, claims, demands, losses, expenses and liabilities whether with or without basis in fact or law (including attorneys fees and the costs of investigating or defending any alleged actions, suits, claims, demands, losses, expenses and liabilities) (“Losses”) of any and every nature which a Green Century Indemnified Party may sustain or incur or which may be asserted against a Green Century Indemnified Party by any person arising out of or in any way relating to the actions or omissions of UMBDS or its agents or representatives with respect to the performance of services under this Agreement; provided, that this indemnification shall not apply to losses resulting from the willful misfeasance, bad faith, fraud or negligence of such Green Century Indemnified Party, and further provided that prior to confessing any claim against it which may be the subject of this indemnification, such Green Century Indemnified Party shall give UMBDS written notice of and reasonable opportunity to defend against said claim in its own name or the name of the Administrator.

4. Term. This Agreement will be effective as of the date hereof and shall continue in effect as long as UMBDS acts as distributor of shares of the Trust with the exception of Paragraphs 2 and 3 which will survive the termination of this Agreement and the Distribution Agreement. Upon the termination of the Distribution Agreement, each party shall immediately reimburse the other party for all expenses incurred and make all other payments due hereunder.

5. Miscellaneous. This Agreement shall be governed by Wisconsin law. Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. This Agreement constitutes the full and complete understanding and agreement of UMBDS and Administrator and supersedes all prior negotiations, understandings and agreements.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the day and year first above written.

UMB DISTRIBUTION SERVICES, LLC

By:	/s/ Maureen A. Quill
Name: Maureen A. Quill
Title: President

GREEN CENTURY CAPITAL MANAGEMENT, INC.

By:	/s/ Kristina Curtis
Name: Kristina Curtis
Title: Treasurer

Exhibit A

to the

Second Amended and Restated

Servicing Agreement

between

Green Century Capital Management, Inc.

and

UMB Distribution Services, LLC

FEES

Compliance and Medallion Fees

Annual Asset-Based Fee (per portfolio)	.50 basis point

Subject to:

Minimum Annual Fee

• First fund	$10,000
• Each additional fund	$5,000

Advertising Compliance

• Regular review and comment (respond to requests within 48 hours) on advertising not prepared by UMB’s Financial Marketing Group	$100 per hour	**
• Rapid review service (turnaround within 24 hours) – in addition to the per-hour charge for regular review	$200 per submission

**	Does not include FINRA filing fees (if applicable), which are paid by the Administrator

Selling Agreement Review

Review and comment on non-standard selling agreements	$150 per hour

Employee Licensing

Registered personnel oversight	$400 per month, per person

Appropriate for registered agents of the Administrator who are proactively marketing the Fund(s) to financial intermediaries

Employee licensing activities include establishing a system to supervise operations; developing a procedure manual tailored to the Administrator’s requirements (e.g., remote location, branch office or office of supervisory jurisdiction); training the Administrator’s staff on compliance procedures; monthly compliance review (e.g., email, presentations, marketing materials, websites, correspondence, incoming mail, etc.); periodic on-site examinations; and more.

CCO Support Services

Annual fee per fund family	$1,500

Out-of-Pocket Expenses

Out-of-pocket expenses include but are not limited to travel on behalf of the Administrator or Fund(s), materials, filing fees, registration fees, and expenses, including but not limited to attorney’s fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider to the funds.

The expenses of marketing, promoting and distributing a Fund are in addition to the fees above and include but are not limited to: the development and printing of prospectuses, advertising, and direct mail pieces; public relations activities; trade show attendance; call management and fulfillment; and fees paid to broker/dealers.

Optional:

Sales Reporting – Powered by Access Data

Implementation Fee

One-time charge	$5,000

Includes feeds from the UMBFS transfer agent and the Schwab, Fidelity and TD Ameritrade platforms. Any other omnibus feeds from a transfer agent, broker-dealer or clearing firm may add to the implementation cost.

Monthly Base Fee

Ongoing minimum monthly fee	$4,000

UMBFS, in cooperation with Access Data, will do the following:

•	Provide TA feeds to Access Data

•	Provide daily exception reporting

•	Identify unknown reps

•	Tie sales to territories as established by sales hierarchy

Transaction Fees

• First 15,000 transactions, monthly	$4,000, plus

• Next 35,000 transactions, monthly	.12 per transaction, plus

• Next 25,000 transactions, monthly	.10 per transaction, plus

• Next 25,000 transactions, monthly	.09 per transaction, plus

• Over 100,000 transactions, monthly	.08 per transaction

All fees, other than basis point fees, are subject to an annual escalation equal to the increase in the Consumer Price Index–Urban Wage Earners (CPI). Such escalations shall be effective commencing one year from the effective date of this Agreement and the corresponding date each year thereafter. No amendment of this fee schedule shall be required with each escalation. CPI will be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.

Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis.